04034143

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-49952

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

First Federal Bank Employees' Savings and Profit Sharing Plan

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

Northeast Pennsylvania Financial Corp.
12 E. Broad Street
Hazleton, Pennsylvania 18201

00239266.WPD

REQUIRED INFORMATION

Item 1-3. First Federal Bank Employees' Savings and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Plan financials will be filed by amendment.

Exhibits

24 Accountant's Consent*

* To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-24-04

First Federal Bank Employees' Savings and Profit Sharing Plan

By: [signature]

Thomas M. Petro
President and Chief Executive Officer of
First Federal Bank

00239266.WPD